Exhibit 99.2
SUPPLEMENTAL INFORMATION
     As a foreign company, Fresenius Medical Care (hereinafter also referred to as the “Company”; “we” or “our”) is not presently subject to the SEC’s Proxy Rules. However, under the stipulations of the Pooling Agreement among us, Fresenius AG, our general partner and our independent directors, Fresenius Medical Care has agreed to provide information to shareholders which is roughly comparable to that which would be provided by a U.S. corporation, except that it agreed to provide the following information as it would be provided by a foreign private issuer:
     (i) Security Ownership of Certain Beneficial Owners of Fresenius Medical Care; (ii) Trading markets: (iii) Directors and Senior Management; (iv) Compensation of Our Management Board and our Supervisory Board; (v) Options to Purchase Our Securities, and (vi) material transactions between FMC KGaA and its subsidiaries and directors and officers of FMC KGaA, controlling persons of FMC KGaA, and relatives or spouses of such directors, officers and controlling persons. The above information is contained in this letter and in the 2005 Annual Report to Shareholders included with this letter.
(i) Security Ownership of Certain Beneficial Owners of Fresenius Medical Care and Fresenius AG
     Our outstanding share capital consists of ordinary shares and non-voting preference shares that are issued only in bearer form. Accordingly, unless we receive information regarding acquisitions of our shares through a filing with the Securities and Exchange Commission or through the German statutory requirements referred to below, we have no way of determining who our shareholders are or how many shares any particular shareholder owns except as described below with respect to our shares held in American Depository Receipt (“ADR”) form. Because we are a foreign private issuer under the rules of the Securities and Exchange Commission, our directors and officers are not required to report their ownership of our equity securities or their transactions in our equity securities pursuant to Section 16 of the Exchange Act. Under the German Securities Exchange Law (Wertpapierhandelsgesetz), however, persons who discharge managerial responsibilities within an issuer of shares are obligated to notify the issuer and the German Federal Financial Supervisory Authority of their own transactions in shares of the issuer. This obligation also applies to persons who are closely associated with the persons discharging managerial responsibility. Additionally, holders of voting securities of a German company listed on the official market (amtlicher Handel) of a German stock exchange or a corresponding trading segment of a stock exchange within the European Union are obligated to notify the company of the level of their holding whenever such holding reaches, exceeds or falls below certain thresholds, which have been set at 5%, 10%, 25%, 50% and 75% of a company’s outstanding voting rights.
     To our knowledge, Fresenius AG is the only entity that beneficially owns more than 5% of our outstanding ordinary shares. We have been informed that as of December 31, 2005, Fresenius AG owned the majority, 50.8%, of our ordinary shares. At December 31, 2005 Fresenius AG’s Ordinary shares represented approximately 36% of our total share capital. Fresenius AG’s percentage beneficial ownership of our ordinary shares was subsequently reduced to approximately 36.8% in connection with the transformation of our legal form and conversion of our preference shares to ordinary shares as described below.
     Fresenius AG’s share capital consists of ordinary shares and non-voting preference shares. Both classes of shares are issued only in bearer form. Accordingly, Fresenius AG has no way of determining who its shareholders are or how many shares any particular shareholder owns. However, under the German Securities Exchange Law, holders of voting securities of a German company listed on the official market (amtlicher Handel) of a German stock exchange or a corresponding trading segment of a stock exchange within the European Union are obligated to notify the company of certain levels of holdings, as described above.
     Based on the most recent information available, Else Kröner-Fresenius Stiftung owns approximately 61% of the Fresenius AG Ordinary shares. In addition, Allianz Deutschland AG informed Fresenius AG that it owned between 5%-10% of the Fresenius AG Ordinary shares.

TRANSFORMATION OF LEGAL FORM
     On February 10, 2006, Fresenius Medical Care completed a transformation of its legal form under German law from a stock corporation (“Aktiengesellschaft” or “AG”) having the name Fresenius Medical Care AG (“FMC-AG”) to a partnership limited by shares (“Kommanditgesellschaft auf Aktien”, or “KGaA”) having the name Fresenius Medical Care AG & Co. KGaA (“FMC-AG & Co. KGaA”). Under German law, we are the same legal entity with a different form of organization, and we continue to exist in our new legal form. Upon effectiveness of the transformation of legal form, the share capital of FMC-AG became the share capital of FMC-AG & Co. KGaA, and persons who were shareholders of FMC-AG became shareholders of our company in its new legal form. We hold the same assets and we are subject to the same liabilities as before the transformation, and its contractual relationships with third parties are unchanged.
     Prior to the effectiveness of the transformation, and as approved at Fresenius Medical Care’s extraordinary general meeting (“EGM”) held on August 30, 2005, and by a separate vote of our preference shareholders during a separate meeting of the preference shareholders held immediately following the EGM, Fresenius Medical Care offered holders of its non-voting preference shares (including non-voting preference shares represented by American Depositary Shares (ADSs)) the opportunity to convert their shares into ordinary shares at a conversion ratio of one non-voting preference share plus a conversion premium of €9.75 per ordinary share. Holders of a total of 26,629,422 non-voting preference shares accepted the offer, resulting in an increase of 26,629,422 ordinary shares of FMC-AG & Co. KGaA (including 2,099,847 ADSs representing 699,949 ordinary shares of FMC-AG & Co. KGaA) outstanding. Immediately after the conversion and transformation of legal form, there are 96,629,422 ordinary shares outstanding. Former holders of non-voting preference shares who elected to convert their shares now hold a number of ordinary shares of FMC-AG & Co. KGaA equal to the number of non-voting preference shares they elected to convert. The 1,132,757 non-voting preference shares that were not converted remained outstanding and became non-voting preference shares of FMC-AG & Co. KGaA in the transformation. As a result, non-voting preference shareholders who elected not to convert their shares into ordinary shares hold the same number of non-voting preference shares in FMC-AG & Co. KGaA as they held in FMC-AG prior to the transformation. Persons who held ordinary shares in FMC-AG prior to the transformation hold the same number of voting ordinary shares in FMC-AG & Co. KGaA.
     As a result of the conversion of our preference shares into ordinary shares, Fresenius AG’s percentage ownership of our ordinary shares was reduced to approximately 36.8%, but its percentage ownership of our total share capital was unchanged. JPMorgan Chase Bank, our ADR depositary, informed us, that as of December 31, 2005, 13,483,200 ordinary ADSs, each representing one-third of an ordinary share, were outstanding, including 1,627,015 ordinary share ADSs held of record by 5,878 U.S. holders, and 2,290,518 preference ADSs, each representing one-third of a non-voting preference share, were outstanding, including 47,183 preference share ADSs held of record by 3 U.S. holders. Ordinary shares and non-voting preference shares held directly by U.S. holders accounted for less than 1% of our 0rdinary shares outstanding and less than 1% of our non-voting preference shares outstanding as of December 31, 2005.
a) The Legal Structure of FMC-AG & Co. KGaA
     A partnership limited by shares, or KGaA is a mixed form of entity under German corporate law, which has elements of both a partnership and a corporation. Like a stock corporation, the share capital of a KGaA is held by its shareholders. The KGaA and the stock corporation are the only legal forms provided by German law for entities whose shares trade on the stock exchange. A KGaA is similar to a limited partnership because there are two groups of owners, the general partner on the one hand, and the KGaA shareholders on the other hand. The general partner of FMC-AG & Co. KGaA is Fresenius Medical Care Management AG (“Management AG”), a wholly-owned subsidiary of Fresenius AG.
     A KGaA’s corporate bodies are its general partner, its supervisory board and the general meeting of shareholders. A KGaA may have one or more general partners who conduct the business of the KGaA. However, unlike a stock corporation, in which the supervisory board appoints the management board, the supervisory board of a KGaA has no influence on appointment of the managing body – the general partner. Likewise, the removal of the general partner from office is subject to very strict conditions, including the necessity of a court decision. The general partner(s) may, but are not required to, purchase shares of the KGaA. The general partner(s) are personally liable for the liabilities of the KGaA in relations with third parties subject, in the case of corporate general partners, to applicable limits on liability of corporations generally.
     KGaA shareholders exercise influence in the general meeting through their voting rights but, in contrast to a stock corporation, the general partner of a KGaA has a veto right with regard to material resolutions. The members of the supervisory board of a KGaA are elected by the general meeting as in a stock corporation. However, since the supervisory board of a KGaA has less power than the supervisory board of a stock corporation, the indirect influence exercised by the KGaA shareholders on the KGaA via the supervisory board is also less significant than in a stock corporation. For example, the supervisory board is not usually entitled to issue rules of procedure for management or to specify business management measures that require the supervisory board’s consent. The status of the general partner or partners in a KGaA is stronger than that of the shareholders based on: (i) the management powers of the general partners, (ii) the existing veto rights regarding material resolutions adopted by the general meeting and (iii) the independence of the general partner from the influence of the KGaA shareholders as a collective body.
     After formation, the articles of association of a KGaA may be amended only through a resolution of the general meeting adopted by a qualified 75% majority and with the consent of the general partner. Therefore, neither group of owners (i.e., the KGaA shareholders and the general partners) can unilaterally amend the articles of association without the consent of the other group. Fresenius AG will, however, continue to be able to exert significant influence over amendments to the articles of association of FMC-AG & Co. KGaA through its ownership of a significant percentage of the Company’s ordinary shares after the transformation, since such amendments require a 75% vote of the shares present at the meeting rather than three quarters of the outstanding shares.
     Fresenius AG’s control of the Company through ownership of the general partner is conditioned upon its ownership of a substantial amount of the Company’s share capital. See “The Articles of Association of FMC-AG & Co. KGaA” and “Organization of the Company,” below.
b) Management and Oversight
     The management structure of FMC-AG & Co. KGaA is illustrated as follows (percentage ownership amounts refer to ownership of the Company’s total share capital of all classes):

c) General Partner
     Management AG, a stock corporation and a wholly owned subsidiary of Fresenius AG, is the sole general partner of FMC-AG & Co. KGaA and will conduct its business and represent it in external relations. Use of a stock corporation as the legal form of the general partner enables the Company to maintain a management structure substantially similar to FMC-AG’s management structure prior to the transformation. The internal corporate governance structure of the general partner is substantially similar to the prior structure at FMC-AG. In particular, the general partner has substantially the same provisions in its articles of association concerning the relationship between the general partner’s management board and the general partner’s supervisory board and, subject to applicable statutory law, substantially the same rules of procedure for its executive bodies. Management AG was incorporated on April 8, 2005 and registered with the commercial register in Hof an der Saale on May 10, 2005. The registered share capital of Management AG is €1.5 million.
     The general partner has not made a capital contribution to the Company and, therefore, will not participate in its assets or its profits and losses. However, the general partner will be compensated for all outlays in connection with conducting the business of the Company, including the remuneration of members of the management board and the supervisory board. See “The Articles of Association of FMC-AG & Co. KGaA” and “Organization of the Company” below. FMC-AG & Co. KGaA itself will bear all expenses of its administration. Management AG will devote itself exclusively to the management of FMC-AG & Co. KGaA. The general partner will receive annual compensation amounting to 4% of its capital for assuming the liability and the management of FMC-AG & Co. KGaA. This payment of €60,000 per annum constitutes a guaranteed return on Fresenius AG’s investment in the share capital of Management AG. This payment is required for tax reasons, to avoid a constructive dividend by the general partner to Fresenius AG in the amount of reasonable compensation for undertaking liability for the obligations of Fresenius Medical Care AG & Co. KGaA. FMC AG & Co. KGaA will also reimburse the general partner for the remuneration paid to the members of its management board and its supervisory board.
     The statutory provisions governing a partnership, including a KGaA, provide in principle that the consent of the KGaA shareholders at a general meeting is required for transactions that are not in the ordinary course of business. However, as permitted by statute, the articles of association of FMC-AG & Co. KGaA permit such decisions to be made by Management AG as general partner without the consent of the FMC-AG & Co. KGaA shareholders. This negation of the statutory restrictions on the authority of Management AG as general partner is intended to replicate governance arrangements in FMC-AG by retaining for the management board of the general partner the level of operating flexibility that existed prior to the transformation. The shareholders of FMC-AG did not have any such veto right regarding determinations of the management board. This does not affect the general meeting’s right of approval with regard to measures of unusual significance, such as a sale of a substantial part of a company’s assets, as developed in German Federal Supreme Court decisions.
     The relationship between the supervisory board and management board of Management AG is substantially similar to the governance provisions at FMC-AG prior to the transformation. In particular, under the articles of association of Management AG, the same transactions are subject to the consent of the supervisory board of Management AG as previously required the consent of the supervisory board of FMC-AG. These transactions include, among others:
     • The acquisition, disposal and encumbrance of real property if the value or the amount to be secured exceeds a specified threshold (€5 million);
     • The acquisition, formation, disposal or encumbrance of an equity participation in other enterprises if the value of the transaction exceeds a specified threshold (€5 million, in case of dialysis clinics €10 million);
     • The adoption of new or the abandonment of existing lines of business or establishments;
     • Conclusion, amendment and termination of affiliation agreements; and
     • Certain inter-company legal transactions.

     The members of the management board of Management AG are the same persons who constituted the Management Board of FMC-AG at the effective time of the transformation. The Company expects that Gary Brukardt, currently President and Chief Executive Officer of Renal Care Group Inc. (“RCG”), will join the management board of the general partner after the RCG merger. The supervisory boards of FMC-AG & Co. KGaA and of Management AG consist to a large extent of the same persons as the supervisory board of FMC-AG prior to the transformation. The Company and Fresenius AG have entered into the Pooling Agreement requiring that at least one-third (and not less than two) members of the general partner’s supervisory board be “independent directors” — i.e., persons without a substantial business or professional relationship with the Company, Fresenius AG, or any affiliate of either, other than as a member of the supervisory board of the Company or the general partner.
d) Supervisory Board
     The supervisory board of a KGaA is similar in certain respects to the supervisory board of a stock corporation. Like the supervisory board of a stock corporation, the supervisory board of a KGaA is under an obligation to oversee the management of the business of the Company. The supervisory board is elected by the KGaA shareholders at the general meeting. Shares in the KGaA held by the general partner or its affiliated companies are not entitled to vote for the election of the supervisory board members of the KGaA. Accordingly, Fresenius AG will not be entitled to vote its shares for the election of FMC-AG & Co. KGaA’s supervisory board.
     Under our articles of association, a resolution for the election of members of the supervisory board requires the affirmative vote of 75% of the votes cast at the general meeting. Such a high vote requirement could be difficult to achieve, which could result in the need to apply for court appointment of members to the supervisory board after the end of the terms of the members in office at the effective time of the transformation. Any such application would be made by the general partner on behalf of FMC-AG & Co. KGaA
     The supervisory board of FMC-AG & Co. KGaA will have less power and scope for influence than the supervisory board of the Company as a stock corporation. The supervisory board of FMC-AG & Co. KGaA is not entitled to appoint the general partner or its executive bodies. Nor may the supervisory board subject the management measures of the general partner to its consent, or issue rules of procedure for the general partner. Management of the Company will be conducted by the management board of the general partner and only the supervisory board of the general partner (all of whose members will be elected solely by Fresenius AG) has the authority to appoint or remove them. FMC-AG & Co. KGaA supervisory board will represent FMC-AG & Co. KGaA in transactions with the general partner.
     FMC-AG & Co. KGaA shareholders will approve FMC-AG & Co. KGaA’s annual financial statements at the general meeting. Except for making a recommendation to the general meeting regarding such approval, this matter is not within the competence of the supervisory board.
e) General Meeting
     The general meeting is the resolution body of the KGaA shareholders. Among other matters, the general meeting of a KGaA approves its annual financial statements. The internal procedure of the general meeting corresponds to that of the general meeting of a stock corporation. The agenda for the general meeting is fixed by the general partner and the KGaA supervisory board except that the general partner cannot propose nominees for election as members of the KGaA supervisory board or proposals for the Company auditors.
     The supervisory board of a KGaA is, in principle, elected by all shareholders of the KGaA at the general meeting. Although Fresenius AG, as sole shareholder of the general partner of the Company is not entitled to vote its shares in the election of the supervisory board of FMC-AG & Co. KGaA, Fresenius AG will retain a degree of influence on the composition of the supervisory board of FMC-AG & Co. KGaA. See “The Supervisory Board” above.
     The transformation itself did not affect voting rights or required votes at the general meeting. Fresenius AG, which owned approximately 50.8% of the voting ordinary shares of the Company prior to the transformation, no longer has a voting majority at the general meeting of FMC-AG & Co. KGaA due to the conversion of preference shares into ordinary shares. However, under German law, resolutions may be adopted by the vote of a majority of the shares present at the meeting. Therefore, based on Fresenius AG’s ownership of approximately 36.8% of the Company’s voting ordinary shares after the transformation, as long as less than approximately 73.5% of the Company’s ordinary shares are present at a meeting, Fresenius AG will continue to possess a controlling vote on most matters presented to the shareholders, other than election of the supervisory board and the matters subject to a ban on voting as set forth below, at least until the Company issues additional ordinary shares in a capital increase in which Fresenius AG does not participate.
     Fresenius AG is subject to various bans on voting at general meetings due to its ownership of the general partner. Fresenius AG is banned from voting on resolutions concerning the election and removal from office of the FMC AG & Co. KGaA supervisory board, ratification or discharge of the actions of the general partner and members of the supervisory board, the appointment of special auditors, the assertion of compensation claims against members of the executive bodies, the waiver of compensation claims, and the selection of auditors of the annual financial statements.
     Certain matters requiring a resolution at the general meeting will also require the consent of the general partner, such as amendments to the articles of association, consent to inter-company agreements, dissolution of the Company, mergers, a change in the legal form of the partnership limited by shares and other fundamental changes. The general partner therefore has a veto right on these matters. Annual financial statements are subject to approval by both the KGaA shareholders and the general partner.
f) The Articles of Association of FMC-AG & Co. KGaA
     The articles of association of FMC-AG & Co. KGaA are based on the articles of association of Fresenius Medical Care AG, particularly with respect to capital structure, the supervisory board and the general meeting. Other provisions of the articles of association, such as those dealing with management of FMC AG & Co. KGaA, have been adjusted to the new KGaA legal form. Certain material provisions of the articles of association are explained below, especially variations from the articles of association of FMC_AG. The following summary is qualified in its entirety by reference to the complete form of articles of association of FMC-AG & Co. KGaA, an English translation of which is on file with the SEC.
     The provisions relating to the management board in FMC-AG’s articles of association have been replaced in the articles of association of FMC-AG & Co. KGaA by new provisions relating to the general partner of FMC-AG & Co. KGaA. The general partner is Management AG with its registered office in Hof an der Saale, Germany.
     Under the articles of association, possession of the power to control management of the Company through ownership of the general partner is conditioned upon ownership of a specific minimum portion of the Company’s share capital. Under German law, Fresenius AG could significantly reduce its holdings in the Company’s share capital while at the same time retaining its control over the Company through ownership of the general partner. Under the Company’s prior legal structure as a stock corporation, a shareholder had to hold more than 50% of the Company’s voting ordinary shares to exercise a controlling influence. If half the Company’s total share capital had been issued as preference shares (the maximum permissible by law), such controlling interest would represent more than 25% of the Company’s total share capital. This minimum threshold for control of more than 25% of the total share capital of a stock corporation is the basis for a provision in the articles of association FMC-AG & Co. KGaA requiring that a parent company within the group hold an interest of more than 25% of the share capital of FMC-AG & Co. KGaA. As a result, the general partner will be required to withdraw from FMC-AG & Co. KGaA if its shareholder no longer holds, directly or indirectly, more than 25% of the Company’s share capital. The effect of this provision is that the parent company within the group may not reduce its capital participation in FMC-AG & Co. KGaA below such amount without causing the withdrawal of the general partner. The articles of association also permit a transfer of all shares in the general partner to the Company, which would have the same effect as withdrawal of the general partner.
     The articles of association also provide that the general partner must withdraw if the shares of the general partner are acquired by a person who does not make an offer under the German Takeover Act to acquire the shares of the Company’s other shareholders within three months of the acquisition of the general partner. The consideration to be offered to shareholders must include any portion of the consideration paid for the general partner’s shares in excess of the general partner’s equity capital, even if the parties to the sale allocate the premium solely to the general partner’s shares. The Company’s articles of association provide that the general partner can be acquired only by a purchaser who at the same time acquires more than 25% of FMC-AG & Co. KGaA’s share capital. These provision would therefore trigger a takeover offer at a lower threshold than the German Takeover Act, which requires that a person who acquires at least 30% of a company’s shares make an offer to all shareholders. The provisions will enable shareholders to participate in any potential control premium payable for the shares of the general partner, although the obligations to make the purchase offer and extend the control premium to outside shareholders could also discourage an acquisition of the general partner, thereby discouraging a change of control.
     In the event that the general partner withdraws from FMC-AG & Co. KGaA as described above or for other reasons, the articles of association provide for continuation of the Company as a so-called “unified KGaA” (Einheits-KGaA), i.e., a KGaA in which the general partner is a wholly-owned subsidiary of the KGaA. Upon the coming into existence of a “unified KGaA,” the shareholders of FMC-AG & Co. KGaA would ultimately be restored to the status as shareholders in a stock corporation, since the shareholding rights in the general partner would be exercised by FMC-AG & Co. KGaA’s supervisory board pursuant to the articles of association. If the KGaA is continued as a “unified KGaA,” an extraordinary or the next ordinary general meeting would vote on a change in the legal form of the partnership limited by shares into a stock corporation. In such a case, the change of legal form back to the stock corporation would be facilitated by provisions of the articles of association requiring only a simple majority vote and that the general partner consent to the transformation of legal form.
     The provisions of the articles of association of FMC-AG & Co. KGaA on the general meeting correspond for the most part to the provisions of FMC-AG’s articles of association. Under the amendments to the German Stock Corporation Act through the Act on Corporate Integrity and Modernization of the Law on Shareholder Claims, the articles provide that from the outset of the general meeting the chairperson may place a reasonable time limit on the shareholders’ right to speak and ask questions, insofar as is permitted by law.
     The articles of association provide that to the extent legally required, the general partner must declare or refuse its consent to resolutions adopted by the meeting directly at the general meeting.
g) Annual Financial Statement and Allocation of Profits
     The articles of association of FMC AG & Co. KGaA on rendering of accounts require that the annual financial statement and allocation of profits of FMC-AG & Co. KGaA be submitted for approval to the general meeting of FMC-AG & Co. KGaA.
     Corresponding to the articles of FMC-AG, the articles of association of FMC-AG & Co. KGaA provide that Management AG is authorized to transfer up to a maximum of half of the annual surplus of FMC-AG & Co. KGaA to other retained earnings when setting up the annual financial statements.
h) Articles of Association of Management AG
     The articles of association of Management AG are based essentially on FMC-AG’s articles of association. In particular, the provisions of its articles of association on relations between the management board and the supervisory board have been incorporated into the articles of association of Management AG. The amount of Management AG’s share capital is €1,500,000, issued as 1,500,000 registered shares without par value. Notice of any transfer of Management AG’s shares must be provided to the management board of Management AG in order for the transferee to be recognized as a new shareholder by Management AG.
(ii) Trading Markets
     The principal trading market for the ordinary shares and the preference shares is the Frankfurt Stock Exchange. The 0rdinary shares have been listed on the Frankfurt Stock Exchange since October 2, 1996. The preference shares have been listed on the Frankfurt Stock Exchange since November 25, 1996. Trading in the ordinary shares and preference shares of FMC-AG & Co. KGaA on the Frankfurt Stock Exchange commenced on February 13, 2006.
     Our shares are listed on the Official Market (Amtlicher Markt) of the Frankfurt Stock Exchange and on the sub-segment Prime Standard of the Official Market. The Prime Standard is a sub-segment of the Official Market with additional post-admission obligations. Admission to the Prime Standard requires the fulfillment of the following transparency criteria: publication of quarterly reports; preparation of financial statements in accordance with international accounting standards (IFRS or US-GAAP); publication of a company calendar; convening of at least one analyst conference per year; publication of ad-hoc messages (i.e., certain announcements of material developments and events) in English. Companies aiming to be listed in this segment have to apply for admission. Listing in the Prime Standard is a prerequisite for inclusion of shares in the selection indices of the Frankfurt Stock Exchange, such as the DAX, the index of 30 major German stocks(NOTE: should we add our standing in the DAX which was just indicated in a press release is 25?).
     Since October 1, 1996, ADSs each representing one-third of an Ordinary share (the “Ordinary ADSs”), have been listed and traded on the New York Stock Exchange (“NYSE”) under the symbol FMS. Since November 25, 1996, ADSs, each representing one-third of a Preference share (the “Preference ADSs”), have been listed and traded on the NYSE under the symbol FMS_p. The Depositary for both the Ordinary ADSs and the Preference ADSs is JPMorgan Chase Bank, N.A. Upon completion of the transformation and the conversion, 191,673 preference ADSs remained outstanding. Accordingly, while the preference ADSs remain listed on the New York Stock Exchange, we expect that the trading market for the preference ADSs will by highly illiquid. In addition, the New York Stock Exchange has advised us that if the number of publicly held preference ADSs falls below 100,000, that preference ADSs are likely to be delisted. The Depositary for both the Ordinary ADSs and the Preference ADSs is JPMorgan Chase Bank, N.A..
Trading on the Frankfurt Stock Exchange
     Deutsche Börse AG operates the Frankfurt Stock Exchange, which is the most significant of the eight German stock exchanges. As of December 31, 2005, the most recent figures available, the shares of 6,803 companies traded on the official market, regulated market and the regulated unofficial market of the Frankfurt Stock Exchange.
Trading on the floor of the Frankfurt Stock Exchange begins every business day at 9:00 a.m. and ends at 8:00 p.m., Central European Time (“CET”). In floor trading, specialists are responsible for price determination and quotation for the shares supported by them. The order book in which all buy and sell orders are compiled serves as their basis. Thereby, only one Specialist is in charge of each security. In Frankfurt, for Prime and General Standard Instruments, ten investment firms serve as Specialist, also spending liquidity. Since early 2005 a performance measurement for price determination on the floor was launched. It includes minimum requirements and therefore ensures
•	permanent quotation during trading hours

•	best price execution (in terms of spread and speed)

•	full execution.
     FMC-AG & Co. KGaA’s shares are traded on Xetra (Exchange Electronic Trading) in addition to being traded on the Frankfurt floor. The trading hours for Xetra are between 9:00 a.m. and 5:30 p.m. CET. Only brokers and banks that have been admitted to Xetra by the Frankfurt Stock Exchange may trade on the system. Private investors can trade on Xetra through their banks and brokers.
     Deutsche Börse AG publishes information for all traded securities on the Internet, webpage http://www.exchange.de.
     Transactions on the Frankfurt Stock Exchange (including transactions through the Xetra system) settle on the second business day following the trade. Transactions off the Frankfurt Stock Exchange (such as, for example, large trades or transactions in which one of the parties is foreign) generally also settle on the second business day following the trade, although a different period may be agreed to by the parties. Under standard terms and conditions for securities transactions employed by German banks, customers’ orders for listed securities must be executed on a stock exchange unless the customer gives specific instructions to the contrary.
     The Frankfurt Stock Exchange can suspend a quotation if orderly trading is temporarily endangered or if a suspension is deemed to be necessary to protect the public.

     The Hessian Stock Exchange Supervisory Authority and the Trading Monitoring Unit of the Frankfurt Stock Exchange, which is under the control of the Stock Exchange Supervisory Authority, both monitor trading on the Frankfurt Stock Exchange.
     The Federal Financial Supervisory Authority Bundesanstalt für Finanzdienstleistungsaufsicht, or BaFin), an independent federal authority, is responsible for the general supervision of securities trading pursuant to provisions of the German Securities Trading Act (Wertpapierhandelsgesetz).

     The table below sets forth for the periods indicated, the high and low closing sales prices in euro for the ordinary shares on the Frankfurt Stock Exchange, as reported by the Frankfurt Stock Exchange Xetra system. Since January 4, 1999, all shares on German stock exchanges trade in euro.

		Price per ordinary share (€)
		High	Low
2006	February	94.75	87.03
	January	90.97	85.80
2005	December	89.45	80.81
	November	80.61	74.80
	October	80.13	74.25
	September	76.41	73.75
2005	Fourth Quarter	89.45	74.25
	Third Quarter	76.41	69.54
	Second Quarter	70.67	60.53
	First Quarter	68.23	57.37
2004	Fourth Quarter	63.63	55.72
	Third Quarter	62.60	58.55
	Second Quarter	63.33	53.55
	First Quarter	57.42	49.46

2005	Annual	89.45	57.37
2004	Annual	63.63	49.46
2003	Annual	57.00	38.00
2002	Annual	73.00	19.98
2001	Annual	92.90	66.77
     The average daily trading volume of the ordinary shares traded on the Frankfurt Stock Exchange during 2005 was 335,056 shares. The foregoing numbers are based on total yearly turnover statistics supplied by the Frankfurt Stock Exchange. On February 28, 2006, the closing sales price per ordinary share on the Frankfurt Stock Exchange was €90.20, equivalent to $107.56 per ordinary share.

     The table below sets forth for the periods indicated, the high and low closing sales prices in euro for the preference shares on the Frankfurt Stock Exchange, as reported by the Frankfurt Stock Exchange. As all shares on German stock exchanges trade in euro since January 4, 1999.

		Price per preference share (€)
		High	Low
2006	February	90.76	76.18
	January	81.09	75.86
2005	December	79.31	69.97
	November	69.80	63.84
	October	69.50	63.50
	September	65.70	63.04
2005	Fourth Quarter	79.31	63.50
	Third Quarter	65.70	56.39
	Second Quarter	57.60	43.90
	First Quarter	48.95	41.60
2004	Fourth Quarter	44.92	39.35
	Third Quarter	44.81	41.98
	Second Quarter	45.45	36.64
	First Quarter	40.95	33.73

2005	Annual	48.95	41.60
2004	Annual	45.45	33.73
2003	Annual	41.00	28.50
2002	Annual	53.90	15.17
2001	Annual	65.25	46.01
     The average daily trading volume of the preference shares traded on the Frankfurt Stock Exchange during 2005 was 96,038 shares. The foregoing numbers are based on total yearly turnover statistics supplied by the Frankfurt Stock Exchange. On February 28, 2006, the closing sales price per preference share on the Frankfurt Stock Exchange was €84.23, equivalent to $100.44 per Preference share.

Trading on the New York Stock Exchange
     The table below sets forth, for the periods indicated, the high and low closing sales prices for the ordinary ADSs on the NYSE:

		Price per ordinary ADS ($)
		High	Low
2006	February	37.26	35.11
	January	36.79	34.89
2005	December	35.22	31.69
	November	31.65	30.28
	October	32.34	29.71
	September	31.49	30.30
2005	Fourth Quarter	35.22	29.71
	Third Quarter	31.49	27.90
	Second Quarter	28.45	26.05
	First Quarter	29.94	25.09
2004	Fourth Quarter	27.23	24.74
	Third Quarter	25.75	24.13
	Second Quarter	25.79	21.82
	First Quarter	24.59	20.41

2005	Annual	35.22	25.09
2004	Annual	27.23	20.41
2003	Annual	23.54	13.20
2002	Annual	21.60	6.70
2001	Annual	28.30	19.80
On February 28, 2006, the closing sales price per Ordinary ADS on the NYSE was $35.77.

     The table below sets forth, for the periods indicated, the high and low closing sales prices for the preference ADSs on the NYSE:

		Price per preference ADS($)
		High	Low
2005	February	34.25	31.00
	January	32.25	31.30
2005	December	31.20	28.50
	November	27.50	25.88
	October	27.80	25.30
	September	26.75	25.90
2005	Fourth Quarter	31.20	25.30
	Third Quarter	26.75	22.90
	Second Quarter	22.80	19.50
	First Quarter	21.40	18.16
2004	Fourth Quarter	19.15	17.50
	Third Quarter	18.24	17.09
	Second Quarter	18.40	14.91
	First Quarter	17.10	13.86

2005	Annual	31.20	18.16
2004	Annual	19.15	13.86
2003	Annual	16.68	9.85
2002	Annual	15.70	4.90
2001	Annual	19.64	14.00
On February 22, 2006, the last day in February on which the preference ADS traded on the NYSE, the closing sales price per preference ADS on the NYSE was $34.25.
Governance Matters
     American Depositary Shares representing our ordinary shares and our preference shares are listed on the New York Stock Exchange (“NYSE”). However, because we are a “foreign private issuer,” as defined in the rules of the Securities and Exchange Commission, we are exempt from the governance rules set forth in Section 303A of the NYSE’s Listed Companies Manual, except for the obligation to maintain an audit committee in accordance with Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and the obligation to notify the NYSE if any of our executive officers becomes aware of any material non-compliance with any applicable provisions of Section 303A. Instead, the NYSE requires that we disclose the significant ways in which our corporate practices differ from those applicable to U.S. domestic companies under NYSE listing standards. You can review a summary of the most significant differences by going to “Corporate Governance — NYSE Declaration” on the Investor Relations page of our web site, www.fmc-ag.com. You can also review our most recent declaration of compliance with the German Corporate Governance Code at “Corporate Governance — Corp. Governance Code” on the Investor Relations page of our web site.
(iii) Directors and Senior Management
General
     As a partnership limited by shares (“Kommanditgesellschaft auf Aktien”, or “KGaA”), under the German Stock Corporation Act, our corporate bodies are our supervisory board, our general partner and our general meeting of shareholders. For a detailed discussion of the legal and management structure of Fresenius Medical Care AG & Co. KGaA, including the more limited powers and functions of the supervisory board compared to those of the general partner, see “Transformation of Legal Form — The Supervisory Board of FMC-AG & Co. KGaA,” above.
The Supervisory Board of FMC-AG & Co. KGaA
     The Supervisory Board of FMC-AG & Co. KGaA consists of six members who are elected by the shareholders of FMC-AG & Co. KGaA in a general meeting. Fresenius AG, as the sole shareholder of Management AG, the general partner, is barred from voting for election of the Supervisory Board of FMC-AG & Co. KGaA.
     The current Supervisory Board of FMC-AG & Co. KGaA consists of the persons who were the members of the Supervisory Board of FMC-AG at the effective date of the transformation of legal form, other than Dr. Ulf M. Schneider, who resigned from the Supervisory Board of FMC-AG & Co. KGaA at that time. Mr. William P. Johnston has been appointed as a new member to the Supervisory Board. His appointment is subject to shareholder approval at our annual general meeting scheduled for May 9, 2006. Information regarding Mr. Johnston is included in the invitation to the AGM that accompanied this supplemental information.
     The terms of the current members of the Supervisory Board of FMC-AG & Co. KGaA will expire at that dates on which their terms as members of the supervisory board of FMC-AG would have expired, i.e. at the end of the 2006 AGM. Thereafter, their terms of office as members of the Supervisory Board of FMC-AG & Co. KGaA will expire at the end of the general meeting of shareholders of FMC-AG & Co. KGaA, in which the shareholders discharge the Supervisory Board for the fourth fiscal year following the year in which they were elected, but not counting the fiscal year in which such member’s term begins. Members of the FMC-AG & Co. KGaA Supervisory Board may be removed only by a resolution of the shareholder of FMC-AG & Co. KGaA with a majority of three quarters of the votes cast at such general meeting. Fresenius AG is barred from voting on such resolutions. The Supervisory Board of FMC-AG & Co. KGaA ordinarily acts by simple majority vote and the Chairman has a tie-breaking vote in case of any deadlock.
     The principal functions of the Supervisory Board of FMC-AG & Co. KGaA are to oversee the management of FMC-AG & Co. KGaA but, in this function, the supervisory board of a partnership limited by shares has less power and scope for influence than the supervisory board of a stock corporation. The Supervisory Board of FMC-AG & Co. KGaA is not entitled to appoint the general partner or its executive bodies, nor may the FMC-AG & Co. KGaA Supervisory Board subject the general partner’s management measures to its consent or issue rules of procedure for the general partner. Only the Supervisory Board of Management AG, elected solely by Fresenius AG, has the authority to appoint or remove members of the general partner’s Management Board. Among other matters, the Supervisory Board of FMC-AG & Co. KGaA will, together with the general partner, fix the agenda for the annual general meeting and make recommendations with respect to approval of our annual financial statements and dividend proposals. The Supervisory Board of FMC-AG & Co. KGaA will also propose nominees for election as members of the FMC-AG & Co. KGaA Supervisory Board and propose auditors for FMC-AG & Co. KGaA for approval by shareholders.
     The table below provides the names of the current members of the Supervisory Board of FMC-AG & Co. KGaA (other than Mr. Johnston) and their ages as of December 31, 2005.

Age as of
December 31,
Name	2005
Dr. Gerd Krick(1)	67

Dr. Dieter Schenk, Deputy Chairman	53

Prof. Dr. Bernd Fahrholz	58

Walter L. Weisman(1)(2)	70

John Gerhard Kringel(1)(2)	66

(1)	Members of the Audit Committee

(2)	Independent director on the Supervisory Board of Management AG for purposes of our pooling agreement

     DR. GERD KRICK has been a member of the Supervisory Board of Management AG since December 28, 2005 and was Chairman of the Supervisory Board of FMC-AG from January 1, 1998 until the transformation of legal form. He is also Chairman of the Supervisory Board of FMC-AG & Co. KGaA. He was Chairman of the Fresenius AG Management Board from 1992 to May 2003 at which time he became chairman of its Supervisory Board. Prior to 1992, he was a Director of the Medical Systems Division of Fresenius AG and Deputy Chairman of the Fresenius AG Management Board. From September 1996 until December 1997, Dr. Krick was Chairman of the Management Board of FMC-AG. Dr. Krick is a member of the Board of Directors of Adelphi Capital Europe Fund, of the Supervisory Board of Allianz Private Krankenversicherung AG, of the Advisory Board of HDI Haftpflichtverband der deutschen Industrie V.a.G. and of the Board of Trustees of the Donau Universität Krems. He is also the Chairman of the Supervisory Board of Vamed AG.
     PROF. DR. BERND FAHRHOLZ has been a member of the Supervisory Board of Management AG since April 8, 2005 and was a member of Supervisory Board of FMC-AG from 1998 until the transformation of legal form. He is also a member of the Supervisory Board of FMC-AG & Co. KGaA. He is partner in the law firm of Dewey Ballantine, LLP., and from 2004 until September 30, 2005 was a partner in the law firm of Nörr Stiefenhofer Lutz, a law firm which has provided legal services to Fresenius AG and Fresenius Medical Care. He was a member of the Management Board of Dresdner Bank AG since 1998 and was Chairman from April 2000 until he resigned in March of 2003. He also served as the deputy chairman of the Management Board of Allianz AG and chairman of the Supervisory Board of Advance Holding AG until March 25, 2003. He served on the Supervisory Boards of BMW AG until May 13, 2004 and Heidelberg Cement AG until May 6, 2004.
     JOHN GERHARD KRINGEL has been a member of the Supervisory Board of Management AG since December 28, 2005 and was a member of the Supervisory Board of FMC-AG from October 20, 2004, when his appointment to fill a vacancy was approved by the local court, until the transformation of legal form. His election to the Supervisory Board was approved by the shareholders of FMC-AG at the Annual General Meeting held May 24, 2005. He is also a member of the Supervisory Board of FMC-AG & Co. KGaA. He has the following other mandates: Natures View, LLC, Alpenglow Development, LLC, Justice, LLC and River Walk, LLC. Mr. Kringel spent 18 years with Abbott Laboratories prior to his retirement as Senior Vice President, Hospital Products, in 1998. Prior to Abbot Laboratories, he spent three years as Executive Vice President of American Optical Corporation, a subsidiary of Warner Lambert Co. and ten years in the U.S. Medical Division of Corning Glassworks.
     DR. DIETER SCHENK has been a member of the Supervisory Board of Management AG since April 8, 2005 and Vice Chairman of the Supervisory Board of Management AG since April 15, 2005 and was Vice Chairman of the Supervisory Board of FMC-AG from 1996 until the transformation of legal form. He is also a member/Vice Chairman of the Supervisory Board of FMC-AG & Co. KGaA. He is an attorney and tax advisor and since 1986 he has been a partner of Nörr Stiefenhofer Lutz, a law firm which has provided legal services to Fresenius AG and Fresenius Medical Care. Dr. Schenk is also a member of the Supervisory Board of Fresenius AG. Dr. Schenk is one of the executors of the estate of the late Mrs. Else Kröner. Vermögensverwaltungsgesellschaft Nachlass Else Kröner mbH, a 100 per cent subsidiary of Else Kröner Fresenius Stiftung, a charitable foundation established under the will of the late Mrs. Kröner, owns the majority of the voting shares of Fresenius AG. He also serves as a member and chairman of the Supervisory Board of Gabor Shoes AG, a member and vice-chairman of the Supervisory Boards of Greiffenberger AG and TOPTICA Photonics AG.
     WALTER L. WEISMAN has been a member of the Supervisory Board of Management AG since December 28, 2005 and was a member of the Supervisory Board of FMC-AG from 1996 until the transformation of legal form. He is also a member of the Supervisory Board of FMC-AG & Co. KGaA. He is a private investor and a former Chairman and Chief Executive Officer of American Medical International, Inc. Mr. Weisman is on the board of Maguire

Properties, Inc. (Vice-Chairman), and Occidental Petroleum Corporation. He is Vice-Chairman of the Board of Trustees for the California Institute of Technology, Chairman of the Board of Trustees of the Sundance Institute, a trustee of the Samuel H. Kress Foundation and the Public Broadcasting Service, Inc. and past Chairman and life trustee of the Board of Trustees of the Sundance Institute
The General Partner’s Supervisory Board
     Our sole general partner is Fresenius Medical Care Management AG (“Management AG”), a wholly-owned subsidiary of Fresenius AG. Management AG is required to devote itself exclusively to the management of Fresenius Medical Care AG & Co. KGaA.
     The general partner has a Supervisory Board and a Management Board. These two boards are separate and no individual may simultaneously be a member of both boards.
     The Supervisory Board of Management AG consists of six members who are elected by Fresenius AG as the sole shareholder of Management AG. Pursuant to a pooling agreement for the benefit of the public holders of our ordinary shares and the holders of our preference shares, at least one-third (but no fewer than two) of the members of the general partner’s Supervisory Board are required to be independent directors as defined in the pooling agreement, i.e., persons with no substantial business or professional relationship with Fresenius Medical Care AG & Co. KGaA, Fresenius AG, the general partner, or any affiliate of any of them.
     Each of the members of the general partner’s Supervisory Board was also a member of the supervisory board of FMC-AG at the time of registration of the transformation of legal form. The terms of the current members of the Supervisory Board of Management AG will expire at the end of the Management AG general meeting in which the shareholder (Fresenius AG) discharges the Supervisory Board for the fiscal year 2005. Thereafter, their terms of office as members of the Supervisory Board of Management AG will expire at the end of the general meeting in which the shareholder discharges the Supervisory Board for the fourth fiscal year following the year in which the Management AG supervisory board member was elected by Fresenius AG, but not counting the fiscal year in which such member’s term begins. Members of the general partner’s Supervisory Board may be removed only by a resolution of Fresenius AG, as sole shareholder of the general partner. Neither our shareholders nor the separate supervisory board of FMC-AG & Co. KGaA has any influence on the appointment of the Supervisory Board of the general partner.
     The general partner’s Supervisory Board ordinarily acts by simple majority vote and the Chairman has a tie-breaking vote in case of any deadlock. The principal function of the general partner’s Supervisory Board is to appoint and to supervise the general partner’s Management Board in its management of FMC-AG & Co. KGaA, and to approve mid-term planning, dividend payments and matters which are not in the ordinary course of business and are of fundamental importance to us.
     Each of the members of the general partner’s supervisory board, other than Dr. Ulf M. Schneider, is also a member of the supervisory board of FMC-AG & Co. KGaA. Set forth below is certain information concerning Dr. Schneider. For information regarding the names, ages, terms of office and business experience of the other members of the general partner’s Supervisory Board,, see “The Supervisory Board of FMC-AG & Co. KGaA,” above.
     Dr. ULF M. SCHNEIDER, 40, has been a member of the Supervisory Board of Management AG since April 8, 2005 and Chairman of the Supervisory Board of Management AG since April 15, 2005, and was a member of the Supervisory Board of FMC-AG since May 2004. He was Chief Financial Officer of FMC-AG from November 2001 until March 2003. On March 7, 2003, Dr. Schneider announced his resignation from the FMC-AG Management Board to become Chairman of the Management Board of Fresenius AG, effective May 28, 2003. Previously he was Group Finance Director for Gehe UK plc, a pharmaceutical wholesale and retail distributor, in Coventry, United Kingdom. He has held several senior executive and financial positions since 1989 with Gehe’s majority shareholder, Franz Haniel & Cie. GmbH, Duisburg, a diversified German multinational company.

The General Partner’s Management Board
     Each member of the Management Board of Management AG is appointed by the Supervisory Board of Management AG for a maximum term of five years and is eligible for reappointment thereafter. Their terms expire at our Annual General Meeting in the years listed below.
     The table below provides names, positions and terms of office of the members of the Management Board of Management AG and their ages as of December 31, 2005. Each of the members of the general partner’s Management Board listed below held the same position on the Management Board of Fresenius Medical Care AG until the transformation of legal form.

	Age as of
	Dec 31,		Year term
Name	2005	Position	expires
Dr. Ben J. Lipps	65	Chairman of the Management Board, Chief Executive Officer of FMC-AG & Co. KGaA	2008

Roberto Fusté	53	Chief Executive Officer for Asia Pacific	2006

Dr. Emanuele Gatti	50	Chief Executive Officer for Europe, Middle East, Africa and Latin America	2010

Lawrence Rosen	48	Chief Financial Officer	2006

Dr. Rainer Runte	46	General Counsel and Chief Compliance Officer	2010

Rice Powell	50	Co-Chief Executive Officer, Fresenius Medical Care North America and President Products & Hospital Group	2006

Mats Wahlstrom	51	Co-Chief Executive Officer, Fresenius Medical Care North America and President Fresenius Medical Services North America	2006
     DR. BEN J. LIPPS became Chairman of the Management Board of Management AG and Chief Executive Officer of FMC-AG & Co. KGaA on December 21, 2005. He held such positions in FMC-AG from May 1, 1999 until the transformation of legal form and was Vice Chairman of the Management Board from September until May 1999. He was Chief Executive Officer of Fresenius Medical Care North America until February 2004. He was President, Chief Executive Officer, Chief Operating Officer and a director of Fresenius USA from October 1989 through February 2004, and served in various capacities with Fresenius USA’s predecessor from 1985 through 1989. He has been active in the field of dialysis for more than 35 years. After earning his master’s and doctoral degrees at the Massachusetts Institute of Technology in chemical engineering, Dr. Lipps led the research team that developed the first commercial Hollow Fiber Artificial Kidney at the end of the 1960s. Before joining the Fresenius Group in 1985, Dr. Lipps held several research management positions, among them with DOW Chemical.
     DR. EMANUELE GATTI became a member of the Management Board of Management AG and Chief Executive Officer for Europe, Latin America, Middle East and Africa on December 21, 2005. He held such positions in FMC-AG from May 1997 until the transformation of legal form. After completing his studies in bioengineering, Dr. Gatti lectured at several biomedical institutions. He continues to be involved in comprehensive research and development activities focusing on dialysis and blood purification, biomedical signal analysis, medical device safety and health care economics. Dr. Gatti has been with Fresenius Medical Care since 1989. Before being appointed to the Management Board in 1997, he was responsible for the dialysis business in Southern Europe.
     ROBERTO FUSTÉ became a member of the Management Board of Management AG and Chief Executive Officer for Asia-Pacific on December 21, 2005. He held such positions in FMC-AG from January 1, 1999 until the transformation of legal form. After finishing his studies in economic sciences at the University of Valencia, he founded the company Nephrocontrol S.A. in 1983. In 1991, Nephrocontrol was acquired by the Fresenius Group, where Mr. Fusté has since worked. Before being appointed to the Management Board of FMC-AG in 1999, Mr. Fusté held several senior positions within Fresenius Medical Care in Europe and the Asia-Pacific region.
     DR. RAINER RUNTE became a member of the Management Board of Management AG and General Counsel and Chief Compliance Office on December 21, 2005. He was been a Member of the Management Board for Law & Compliance of FMC-AG from January 1, 2004 until the transformation of legal form, and has worked for the Fresenius group for 14 years. Previously he served as scientific assistant to the law department of the Johann Wolfgang Goethe University in Frankfurt and as an attorney in a law firm specialized in economic law. Dr. Runte took the position as Senior Vice President for Law of Fresenius Medical Care in 1997 and was appointed a deputy member of the Management Board in 2002.
     LAWRENCE A. ROSEN became a member of the Management Board of Management AG and Chief Financial Officer on April 8, 2005. He held such positions in FMC-AG from November 1, 2003 until the transformation of legal form. Prior to that, he worked for Aventis S.A., Strasbourg, France, and its predecessor companies, including Hoechst AG, beginning in 1984. His last position was Group Senior Vice President for Corporate Finance and Treasury. He holds a Masters of Business Administration (MBA) from the University of Michigan and a Bachelor of Science in Economics from the State University of New York at Brockport.
     RICE POWELL became a member of the Management Board of Management AG on December 21, 2005. He was member of the Management Board of FMC-AG from February 2004 until the transformation of legal form and is Co-Chief Executive Officer of Fresenius Medical Care North America. He is also is member of the Management Board for the Products & Hospital Group of Fresenius Medical Care in North America. Since 1997 he has been the President of Renal Products division of Fresenius Medical Care in North America including the Extracorporal Therapy and Laboratory Services group. He has more than 25 years of experience in the healthcare industry. From 1978 to 1996 he held various positions within Baxter International Inc. (USA), Biogen Inc. (USA) and Ergo Sciences Inc. (USA).
     MATS WAHLSTROM became a member of the Management Board of Management AG on December 21, 2005. He was member of the Management Board of FMC-AG from February 2004 until the transformation of legal form and is Co-Chief Executive Officer of Fresenius Medical Care North America. He has nearly 20 years of experience in the renal field. From 1983 to 1999, Mats Wahlstrom held various positions at Gambro AB (Sweden), including President and CEO of Gambro in North America as well as CFO of the Gambro Group. In November 2002 he joined Fresenius Medical Care as President of Fresenius Medical Care’s services division in North America.
     The business address of all members of Management AG’s Management Board and Supervisory Board is Else-Kröner-Strasse 1, 61352 Bad Homburg, Germany. We expect that Gary Brukardt, the President and Chief Executive Officer of Renal Care Group, Inc., which we acquired effective March 31, 2006, will be named to the general partner’s management board.
Share ownership
     As of December 31, 2005, no member of the Supervisory Board or the Management Board of FMC-AG beneficially owned 1% or more of our outstanding Ordinary shares or our outstanding Preference shares. At December 31, 2005 Management Board members of FMC-AG held options to acquire 667,964 Preference shares of which options to purchase 384,399 Preference shares were exercisable at a weighted average exercise price of €40.19. Those options expire at various dates between 2008 and 2014.

]

Board Practices
     We do not have a remuneration committee. Prior to the transformation, the Supervisory Board of FMC-AG performed the functions usually performed by the remuneration committee, and those functions, including review of the compensation of the members of the general partner’s Management Board, are now performed by the general partner’s Supervisory Board. Our current audit committee consists of Dr. Gerd Krick, Walter Weisman and John Gerhard Kringel. The audit committee, which is established in the Supervisory Board of FMC-AG & Co. KGaA, fulfills its oversight responsibilities primarily through:
•	overseeing management’s conduct of our financial reporting process and the internal accounting and financial control systems and auditing of our financial statements;

•	monitoring our internal controls risk program;

•	monitoring the independence and performance of our outside auditors;

•	providing an avenue of communication among the outside auditors, management and the Supervisory Board;

•	retaining the services of our independent auditors (subject to the approval by our shareholders at our Annual General Meeting) and approval of their fees; and

•	pre-approval of all audit and non-audit services performed by KPMG Deutsche Treuhand-Gesellschaft AG Wirtschaftsprüfungsgesellschaft, the accounting firm which audits our consolidated financial statements.
     We have also agreed, together with Fresenius AG and our general partner, Management AG, to establish two additional committees. These committees are:
•	A joint committee (the “Joint Committee”) (gemeinsamer Ausschuss) of the supervisory boards of Management AG and FMC-AG & Co. KGaA consisting of two members designated by each supervisory board to advise and decide on certain extraordinary management measures, including
o	transactions between us and Fresenius AG with a value in excess of 0.25% of our consolidated revenue, and

o	acquisitions and sales of significant participations and parts of our business, the spin-off of significant parts of our business, initial public offerings of significant subsidiaries and similar matters. A matter is “significant” for purposes of this approval requirement if 40% of our consolidated revenues, our consolidated balance sheet total assets or consolidated profits, determined by reference to the arithmetic average of the said amounts shown in our audited consolidated accounts for the previous three fiscal years, are affected by the matter.
•	An Audit and Corporate Governance Committee within the Supervisory Board of FMC-AG & Co. KGaA consisting of three members, at least two of whom shall be persons with no significant business, professional or personal connection with FMC-AG & Co. KGaA or any of our affiliates, apart from membership on our supervisory board or the supervisory board of Management AG or Fresenius AG. The Audit and Corporate Governance Committee will be responsible for reviewing the report of our general partner on relations with related parties and for reporting to the overall supervisory board regarding the contents of the report.
(iv) Compensation of our Management Board and our Supervisory Board
     For the year ended December 31, 2005, we paid aggregate compensation to all members of the Management Board of FMC-AG approximately $11.0 million, $4.4 million in fixed compensation and $6.6 million in variable compensation. The aggregate compensation fees to all members of the Supervisory Board of FMC-AG was $0.607 million including compensation to Dr. Krick for his duties as Chairman of the Supervisory Board. We pay an annual retainer fee to each member of the Supervisory Board, with the Chairman paid twice that amount and the Deputy

Chairman paid 150% of that amount. We reimburse Supervisory Board members for their reasonable travel and accommodation expenses incurred with respect to their duties as Supervisory Board members. The aggregate compensation reported above does not include amounts paid as fees for services rendered by certain business or professional entities with which some of the Supervisory Board members are associated.
     During 2005 there were no options awarded to members of the Management Board of FMC-AG to purchase our preference shares under the Fresenius Medical Care AG 2001 International Plan. As of December 31, 2005 but after giving effect to the adjustment of options so that they are exercisable to acquire ordinary shares, FMC-AG’s Management Board members held (i) no options to acquire preference share and options to acquire 39,566 Ordinary shares, all of which were exercisable at a weighted average exercise price of €51.48 under Fresenius Medical Care AG 98 Plan 2, (ii) 88,463 options, all of which are exercisable at a weighted average exercise price of €51.21 under Fresenius Medical Care AG 98 Plan 1 and (iii) options to acquire 347,701 Ordinary shares, of which 273,773 were exercisable at a weighted average exercise price of €61.19 under the FMC 2001 stock incentive plan. During 2005, FMC-AG’s Board members exercised 62,628 options.
     In connection with the settlement of the shareholder proceedings contesting the resolutions of the Extraordinary General Meeting (“EGM”) held August 30, 2005 that approved the transformation, the conversion of our preference shares into ordinary shares and related matters, we agreed that commencing with remuneration paid for fiscal year 2006, we would provide data on the individual remuneration of our management board members. We will include such information in our Annual Report on Form 20-F to be filed in 2007 for our 2006 fiscal year and in the Suplemental Information that we furnish to our shareholders in connection with our 2007 annual general meeting.
(v) Options to Purchase Our Securities
Stock Option Plans
     At December 31, 2005, we had awards outstanding under the terms of various stock-based compensation plans, including the 2001 plan, which is the only plan with stock option awards currently available for grant. Under the 2001 plan, convertible bonds with a principal of up to €10,240,000 may be issued to the members of the Management Board and other employees of FMC-AG & Co. KGaA representing grants for up to 4 million non-voting Preference shares. The convertible bonds have a par value of €2.56 and bear interest at a rate of 5.5%. Except for the members of the Management Board, eligible employees may purchase the bonds by issuing a non-recourse note with terms corresponding to the terms of and secured by the bond. We have the right to offset our obligation on a bond against the employee’s obligation on the related note; therefore, the convertible bond obligations and employee note receivables represent stock options issued by us and are not reflected in our consolidated financial statements. The options expire in ten years and one third of each grant can be exercised beginning after two, three or four years from the date of the grant. Bonds issued to Board members who did not issue a note to are recognized as a liability on our balance sheet.
     Upon issuance of the option, the employees have the right to choose options with or without a stock price target. The conversion price of options subject to a stock price target becomes the stock exchange quoted price of the Preference shares upon the first time the stock exchange quoted price exceeds the Initial Value by at least 25%. The Initial Value is the average price of the Preference shares during the last 30 trading days prior to the date of grant. In the case of options not subject to a stock price target, the number of convertible bonds awarded to the eligible employee would be 15% less than if the employee elected options subject to the stock price target. The conversion price of the options without a stock price target is the Initial Value. Each option entitles the holder thereof, upon payment the respective conversion price, to acquire one Preference share. Up to 20% of the total amount available for the issuance of awards under the 2001 plan may be issued each year through May 22, 2006. At December 31, 2005, options for up to 172,224 Preference shares are available for grant in future periods under the 2001 Plan, but our Management Board has determined that no futher options will be granted under the 2001 Plan.
     During 1998, we adopted two stock incentive plans (“FMC98 Plan 1” and “FMC98 Plan 2”) for our key management and executive employees. These stock incentive plans were replaced by the 2001 plan and no options have been granted since 2001 under FMC98 Plan 1 or FMC 98 Plan 2. Under these plans eligible employees had the right to acquire our Preference shares. Options granted under these plans have a ten-year term, and one third of them vest on each of the second, third and fourth anniversaries of the award date. Each Option can be exercised for one Preference share.
     At December 31, 2005 under all plans, there were 4,102,539 options outstanding with a weighted average remaining contractual life of 7.27 years with 1,536,917 exercisable at a weighted average exercise price of €46.33. In connection with the transformation or our legal form and the conversion offer made to holders of our preference shares, holders of awards under our stock option plans were offered the opportunity to receive adjusted awards under the respective Plans, exercisable to acquire ordinary shares of FMC-AG & Co. KGaA. Holders of awards under the plans who elected to do so with respect to part or all of their awards now hold awards convertible into exercisable for ordinary shares of FMC-AG & Co. KGaA. The number of shares issuable upon exercise of the awards and the exercise prices of such awards were adjusted in accordance with a formula described in connection with the adjustment election. Holders of awards who did not elect to adjust their awards now hold convertible bonds or options to acquire preference shares of FMC-AG & Co. KGaA. As a result, on February 10, 2006, the effective date of the transformation of legal form, there were outstanding convertible bonds and options to acquire a total of 234,311 preference shares and 2,849,318 ordinary shares.
     Our general partner’s management board and supervisory board have approved a new stock option plan providing solely for the issuance of ordinary shares. The new stock option plan is being submitted for shareholder approval at our 2006 annual general meeting. Information regarding the new plan is contained in the invitation to the annual general meeting that accompanied this supplemental information.
(vi) Related party transactions
     In connection with the formation of Fresenius Medical Care AG, and the combination of the dialysis businesses of Fresenius AG and W.R. Grace & Co. in the second half 1996, Fresenius AG and its affiliates and Fresenius Medical Care and its affiliates entered into several agreements for the purpose of giving effect to the merger and defining our ongoing relationship. Fresenius AG and W.R. Grace & Co. negotiated these agreements. The information below summarizes the material aspects of certain agreements, arrangements and transactions between Fresenius Medical Care and Fresenius AG and their affiliates. Some of these agreements have been previously filed with the Securities and Exchange Commission. The following descriptions are not complete and are qualified in their entirety by reference to the agreements, copies of which have been filed with the Securities and Exchange Commission and the New York Stock Exchange. We believe that the leases, the supply agreements and the service agreements are no less favorable to us and no more favorable to Fresenius AG than would have been obtained in arm’s-length bargaining between independent parties. The trademark and other intellectual property agreements summarized below were negotiated by Fresenius AG and W.R. Grace & Co., and, taken independently, are not necessarily indicative of market terms.
     Dr. Gerd Krick and Dr. Dieter Schenk, the Chairman and Vice Chairman, respectively, of the Supervisory Board of our general partner and of the Supervisory Board of FMC-AG & Co. KGaA, are also Chairman and a member, respectively, of the Supervisory Board of Fresenius AG, and Dr. Ulf M. Schneider, a member of the Supervisory Board of our general partner and a former member of the Supervisory Board of FMC-AG, is Chairman of the Management Board and CEO of Fresenius AG.
     In the discussion below regarding our contractual and other relationships with Fresenius AG:
•	the term “we (or us) and our affiliates” refers only to Fresenius Medical Care AG & Co. KGaA and its subsidiaries; and

•	the term “Fresenius AG and its affiliates” refers only to Fresenius AG and affiliates of Fresenius AG other than Fresenius Medical Care AG and its subsidiaries.
Real Property Lease
     We did not acquire the land and buildings in Germany that Fresenius Worldwide Dialysis used when we were formed in the second half 1996. Fresenius AG or its affiliates have leased part of the real property to us, directly, and transferred the remainder of that real property to two limited partnerships. Fresenius AG is the sole limited partner of each partnership, and the sole shareholder of the general partner of each partnership. These limited partnerships, as landlords, have leased the properties to us and to Fresenius AG, as applicable, for use in our respective businesses. The aggregate annual rent payable by us under these leases is approximately €12.6 million, which was approximately $15.6 million as of December 31, 2005, exclusive of maintenance and other costs, and is subject to escalation, based upon the German cost of living index for a four-person employee household. The leases for manufacturing facilities have a ten-year term, followed by two successive optional renewal terms of ten years each at our election. The leases for the other facilities have a term of ten years. Based upon an appraisal, we believe that the rents under the leases represent fair market value for such properties
Covenants Not to Compete
     Each of Fresenius AG and W.R. Grace has agreed that, for a period of ten years after our formation, it will not compete with us in any aspect of the business of supplying renal care-related goods and services, including laboratories. However, Fresenius AG may continue its home care business.
Trademarks
     Fresenius AG continues to own the name and mark “Fresenius” and its “F” logo. Fresenius AG and Fresenius Medical Care Deutschland GmbH, our principal German subsidiary, have entered into agreements containing the following provisions. Fresenius AG has granted to our German subsidiary, for our benefit and that of our affiliates, an exclusive, worldwide, royalty-free, perpetual license to use “Fresenius Medical Care” in our company names, and to use the Fresenius marks, including some combination marks containing the Fresenius name that were used by Fresenius AG’s dialysis business, and the Fresenius Medical Care name as a trade name, in all aspects of the renal business. Our German subsidiary, for our benefit and that of our affiliates, has also been granted a worldwide, royalty-free, perpetual license:
•	to use the “Fresenius Medical Care” mark in the then current National Medical Care non-renal business if it is used as part of “Fresenius Medical Care” together with one or more descriptive words, such as “Fresenius Medical Care Home Care” or “Fresenius Medical Care Diagnostics”;

•	to use the “F” logo mark in the National Medical Care non-renal business, with the consent of Fresenius AG. That consent will not be unreasonably withheld if the mark using the logo includes one or more additional descriptive words or symbols; and

•	to use “Fresenius Medical Care” as a trade name in both the renal business and the National Medical Care non-renal business.
     We and our affiliates have the right to use “Fresenius Medical Care” as a trade name in other medical businesses only with the consent of Fresenius AG. Fresenius AG may not unreasonably withhold its consent. In the U.S. and Canada, Fresenius AG will not use “Fresenius” or the “F” logo as a trademark or service mark, except that it is permitted to use “Fresenius” in combination with one or more additional words such as “Pharma Home Care” as a service mark in connection with its home care business and may use the “F” logo as a service mark with the consent of our principal German subsidiary. Our subsidiary will not unreasonably withhold its consent if the service mark includes one or more additional descriptive words or symbols. Similarly, in the U.S. and Canada, Fresenius AG has the right to use “Fresenius” as a trade name, but not as a mark, only in connection with its home care and other medical businesses other than the renal business and only in combination with one or more other descriptive words, provided that the name used by Fresenius AG is not confusingly similar to our marks and trade names. After the expiration of Fresenius AG’s ten-year covenant not to compete with us, Fresenius AG may use “Fresenius” in its corporate names if it is used in combination with one or more additional descriptive word or words, provided that the name used by Fresenius AG is not confusingly similar to the Fresenius Medical Care marks or corporate or trade names.
Other Intellectual Property
     Some of the patents, patent applications, inventions, know-how and trade secrets that Fresenius Worldwide Dialysis used prior to our formation were also used by other divisions of Fresenius AG. For Biofine, the polyvinyl chloride-free packaging material, Fresenius AG has granted to our principal German subsidiary, for our benefit and for the benefit of our affiliates, an exclusive license for the renal business and a non-exclusive license for all other fields except other non-renal medical businesses. Our German subsidiary and Fresenius AG will share equally any royalties from licenses of the Biofine intellectual property by either our German subsidiary or by Fresenius AG to third parties outside the renal business and the other non-renal medical businesses. In addition, Fresenius AG has transferred to our German subsidiary the other patents, patent applications, inventions, know-how and trade secrets that were used predominantly in Fresenius AG’s dialysis business. In certain cases Fresenius Worldwide Dialysis and the other Fresenius AG divisions as a whole each paid a significant part of the development costs for patents, patent applications, inventions, know-how and trade secrets that were used by both prior to the merger. Where our German subsidiary acquired those jointly funded patents, patent applications, inventions, know-how and trade secrets, our subsidiary licensed them back to Fresenius AG exclusively in the other non-renal medical businesses and non-exclusively in all other fields. Where Fresenius AG retained the jointly funded patents, patent applications, inventions, know-how and trade secrets, Fresenius AG licensed them to our German subsidiary exclusively in the renal business and non-exclusively in all other fields.
Supply Agreements
     We produce most of our products in our own facilities. However, Fresenius AG manufactures some of our products for us, principally dialysis concentrates, at facilities that Fresenius AG retained. These facilities are located in Brazil and France. Conversely, a facility in Italy that Fresenius AG transferred to us produces products for Fresenius Kabi AG, a subsidiary of Fresenius AG.
     Our local subsidiaries and those of Fresenius AG have entered into supply agreements for the purchase and sale of products from the above facilities. Prices under the supply agreements include a unit cost component for each product and an annual fixed cost charge for each facility. The unit cost component, which is subject to annual review by the parties, is intended to compensate the supplier for variable costs such as costs of materials, variable labor and utilities. The fixed cost component generally will be based on an allocation of the 1995 fixed costs of each facility, such as rent, depreciation, production scheduling and quality control. The fixed cost component will be subject to adjustment by good-faith negotiation every twenty-four months. If the parties cannot agree upon an appropriate adjustment, the adjustment will be made based on an appropriate consumer price index in the country in which the facility is located. During 2005, we recognized sales of $31.7 million to Fresenius AG and its affiliates and we made purchases of $43.0 million from Fresenius AG and its affiliates.
     Each supply agreement has a term that is approximately equal to the estimated average life of the relevant production assets, typically having terms of four and one-half to five years. Each supply agreement may be terminated by the purchasing party after specified notice period, subject to a compensation payment reflecting a portion of the relevant fixed costs.
     The parties may modify existing or enter into additional supply agreements, arrangements and transactions. Any future modifications, agreements, arrangements and transactions will be negotiated between the parties and will be subject to the approval provisions of the pooling agreements and the regulatory provisions of German law regarding dominating enterprises.
Services Agreement
     We obtain administrative and other services from Fresenius AG headquarters and from other divisions and subsidiaries of Fresenius AG. These services relate to, among other things, data processing, financial and management accounting and audit, human resources, risk management, quality control, production management, research and development, marketing and logistics. For 2005, Fresenius AG charged us approximately $36.2 million for these services. Conversely, we have provided certain services to other divisions and subsidiaries of Fresenius AG relating to research and development, plant administration, patent administration and warehousing. For 2005, we charged approximately $7.5 million to Fresenius AG’s other divisions and subsidiaries for services we rendered to them.
     We and Fresenius AG may modify existing or enter into additional services agreements, arrangements and transactions. Any such future modifications, agreements, arrangements and transactions will be negotiated between the parties and will be subject to the approval provisions of the pooling agreements and the regulations of German law regarding dominating enterprises.
Financing
     At December 31, 2005, aggregate loans outstanding from Fresenius AG amounted to approximately $18.8 million which bore interest at market rates at year-end. Interest paid during 2005 was $0.5 million. In addition, during 2005, we made the final payment relating to the acquisition of Fresenius AG’s adsorber business for approximately $3 million.
Other Interests
     Dr. Gerd Krick, chairman of the Supervisory Board of FMC-AG & Co. KGaA and member of the supervisory board of Management AG, was a member of the administration board of Dresdner Bank, Luxembourg, S.A., a subsidiary of Dresdner Bank AG. Dresdner Bank AG, through its New York and Cayman branches, was a documentation agent and was one of the joint lead arrangers and book managers under 2003 Senior Credit Agreement. It was also one of four co-arrangers of our prior principal credit agreement and one of the managing agents under that facility. Dr. Dieter Schenk, Vice Chairman of the Supervisory Boards of Management AG and of FMC-AG Co. KGaA and a member of the Supervisory Board of Fresenius AG, is a partner in the law firm of Nörr Stiefenhofer Lutz, which has provided legal services to Fresenius AG and Fresenius Medical Care. During 2005, Nörr Stiefenhofer Lutz was paid approximately $1.7 million for these services. See “— Security Ownership of Certain Beneficial Owners of Fresenius AG.” Dr. Schenk is one of the executors of the estate of the late Mrs. Else Kröner. Vermögensverwaltungsgesellschaft Nachlass Else Kröner mbH, a 100 per cent subsidiary of Else Kröner Fresenius Stiftung, a charitable foundation established under the will of the late Mrs. Kröner, owns the majority of the voting shares of Fresenius AG. Prof. D. Bernd Fahrholz, a member of the Supervisory Boards of FMC-AG & Co. KGaA and of Management AG, was previously with the law firm of Nörr Stiefenhofer Lutz until September 30, 2005.
     Under the articles of association of FMC-AG & Co. KGaA, we will pay Fresenius AG a guaranteed return on its capital investment in our general partner. See “The Legal Structure of FMC-AG & Co. KGaA,” above.
Products
     During 2005, we recognized $31.7 million of sales to Fresenius AG and its affiliates. We made purchases from Fresenius AG and its affiliates in the amount of $43.0 million during 2005.